03035502

OCT 21 2003

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1995

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

PROCESSED
OCT 22 2003
THOMSON
FINANCIAL

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions).

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

DECEMBER 31, 1995 AND 1994

CONTENTS

SMITH, DUKES & BUCKALEW, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

ONE MAISON BUILDING

3800 AIRPORT BOULEVARD

MOBILE, ALABAMA 36608

GEORGE R. HARRIS, JR.
GILBERT F. DUKES, JR.
YUELL B. BUSEY
G. TIMOTHY GASTON
J. WILBERT JORDAN, JR.
KERRY L. WEATHERFORD
E. LAMAR REEVES
KEVIN M. RITTELMEYER
APRIL B. BOUDREAUX
MARY M. GILMORE

MAILING ADDRESS
P. O. BOX 160427
MOBILE, ALABAMA
36616
TELEPHONE (251) 343-1200
FAX: (251) 344-0966

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
the United Security Bancshares, Inc.
Employee Stock Ownership Plan
(with 401(k) provisions)

We have audited the accompanying statements of net assets available for benefits of United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Dukes & Buckalew, L.L.P.

Mobile, Alabama
October 1, 2003

FINANCIAL STATEMENTS

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEIFTS
December 31, 1995 and 1994

	1995		
ASSETS	Allocated	Unallocated	Total
CASH AND CASH EQUIVALENTS:			
Cash	$ -0-	$	$ -0-
Certificates of deposit	303,432		303,432
Money market funds	411,608		411,608
Total cash and cash equivalents	715,040	-0-	715,040
INVESTMENTS AT FAIR VALUE:			
Common stock - United Security Bancshares, Inc. (34,720 shares at minority value of $14.00 for 1995, and 8,517 shares at minority value of $45.00 for 1994)	486,080		486,080
U.S. Government and Agencies	425,463		425,463
Mutual funds	146,268		146,268
Total investments	1,057,811	-0-	1,057,811
RECEIVABLES:			
Employer contribution - discretionary			
Accrued investment income receivable	10,573		10,573
Total receivables	10,573	-0-	10,573
Total assets	1,783,424	-0-	1,783,424
LIABILITIES			
OVERPAYMENT OF EMPLOYER MATCHING CONTRIBUTION			
NOTE PAYABLE			
Total liabilities	-0-	-0-	-0-
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,783,424	$ -0-	$ 1,783,424

The Notes to Financial Statements are an integral part of these statements.

1994		
Allocated	Unallocated	Total
$ 19,183	$	$ 19,183
-0-		-0-
404,021		404,021
423,204	-0-	423,204
278,291	104,974	383,265
81,802		81,802
617,781		617,781
977,874	104,974	1,082,848
12,547		12,547
4,853		4,853
17,400	-0-	17,400
1,418,478	104,974	1,523,452
4,656		4,656
	102,628	102,628
4,656	102,628	107,284
$ 1,413,822	$ 2,346	$ 1,416,168

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 1995 and 1994

	1995		
	Allocated	Unallocated	Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:			
INVESTMENT INCOME (LOSS):			
Net appreciation (depreciation) in fair value of investments	$ 157,584	$	$ 157,584
Interest and dividends	87,851	4,740	92,591
	245,435	4,740	250,175
CONTRIBUTIONS:			
Participants	53,442	68,891	122,333
Employer matching	37,596	47,121	84,717
	91,038	116,012	207,050
Total additions	336,473	120,752	457,225
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:			
BENEFITS PAID TO PARTICIPANTS			
Cash	77,282		77,282
Common stock (372 shares at minority value of $11.25 for 1995 and 123 shares at minority value of $41.25 for 1994)	4,185		4,185
INTEREST EXPENSE		4,856	4,856
LIFE INSURANCE POLICY PREMIUMS	3,646		3,646
Total deductions	85,113	4,856	89,969
NET INCREASE PRIOR TO INTERFUND TRANSFERS	251,360	115,896	367,256
INTERFUND TRANSFERS			
Release of pledged shares	118,242	(118,242)	-0-
Other	-0-	-0-	-0-
NET INCREASE (DECREASE)	369,602	(2,346)	367,256
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	1,413,822	2,346	1,416,168
End of year	$ 1,783,424	$ -0-	$ 1,783,424

The Notes to Financial Statements are an integral part of these statements.

1994		
Allocated	Unallocated	Total
($ 33,943)	$ 2,333	($ 31,610)
67,234	2,424	69,658
33,291	4,757	38,048
65,807	57,504	123,311
45,061	37,143	82,204
110,868	94,647	205,515
144,159	99,404	243,563
61,782		61,782
5,074		5,074
	7,628	7,628
3,646		3,646
70,502	7,628	78,130
73,657	91,776	165,433
89,430	(89,430)	-0-
-0-	-0-	-0-
163,087	2,346	165,433
1,250,735	-0-	1,250,735
$ 1,413,822	$ 2,346	$ 1,416,168

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared on an accrual basis of accounting.

Investment valuation

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Fair value of the common shares of the Company is determined by annual independent appraisals. Purchases and sales of securities are reflected on a trade-date basis. The difference between cost and market value from one period to the next is recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Significant estimates used in preparing these financial statements include the valuation of common stock of United Security Bancshares, Inc. which is valued at its minority value as determined by an independent appraiser. Appraisals are prepared annually and can be expected to fluctuate from one year to the next.

Description of Plan

The following description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all regular employees of United Security Bank (the Company). Effective January 1, 1991, the Plan is a stock bonus plan containing Section 401(k) features under Section 401(a) of the Internal Revenue Code. The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Description of Plan (continued)

Eligibility

Each employee will become eligible for participation in the Plan on the first day of the month following his initial date of service. A Participant is generally entitled to share in allocations of employer contributions only for a Plan year in which he is credited with at least 1,000 hours of service and in which he was an employee on December 31 of the Plan year. A Participant shall also share in the allocations of employer contributions for the Plan year of his retirement, death or disability.

Contributions

The Company may make three types of contributions:

1. Employer Discretionary Matching Contribution – made on behalf of each Participant up to a maximum of one hundred percent (100%) of the Participant's Salary Reduction Contribution, provided, however, that the maximum Employer Matching Contribution shall be based on a Participant's Salary Reduction Contribution of up to 5% of such Participant's Compensation.

2. Employer Discretionary Basic Contribution which shall be determined at the sole discretion of the Board of Directors.

3. Employer Discretionary Optional Contributions, which shall be determined at the sole discretion of the Board of Directors.

Plan participants may make Salary Reduction Contributions from 1% to 15% of the Participant's compensation. Participants may also make voluntary contributions which may not, in the aggregate, exceed 10% of aggregate earnings for the period of time of active plan participation.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings.

Allocations of Company basic and Optional Contributions are based on participants' compensation. Company Matching contributions are allocated based on participants' Salary Reduction Contributions. A participant must be employed by the Company on December 31 of the Plan year, and must be credited with 1,000 hours of service during the Plan year in order to receive an allocation of Employer Contributions.

Allocations of Plan earnings are based on participant earnings and account balances, as defined in the Plan document.

The benefit to which a participant is entitled is the benefit which can be provided from the participant's account.

Description of Plan (continued)

Participant Accounts (continued)

Each participant has investment authority over funds in his account, and is able to diversify among four different funds with varying levels of risk – Money Market fund, Equity fund, Fixed Income fund and Employer Stock fund.

Vesting

Participants are fully vested at all times in their contributions, as well as employer contributions made on their behalf.

Payment of Benefits

Upon termination of service, participants are paid the vested portion of their accounts.

Administrative Expenses

Significant administrative expenses of the Plan are absorbed by the employer.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Income Tax Status

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

Plan Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, the accounts of all participants affected by the termination will become nonforfeitable as of the date of termination.

Investments

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent five percent or more of the Plan's net assets are separately identified.

	FAIR VALUE OF INVESTMENTS			
	December 31, 1995		December 31, 1994	
	Number of Shares or Principal Amount	Fair Value	Number of Shares or Principal Amount	Fair Value
Investments at Fair Value as Determined by Quoted Market Price:				
U.S. Government and Agencies -				
GNMA Pools	221,669	$ 228,367	80,504	$ 81,802
FNMA Pools	194,938	197,096	-0-	-0-
Mutual funds				
Federated Arms Fund	7,690	74,515	7,652	72,393
First Priority Fixed Income Fund	-0-	-0-	57,652	545,388
First Priority Equity Fund	-0-	-0-	-0-	-0-
AmSouth Equity Fund	4,238	71,753	-0-	-0-
		571,731		699,583
Investments at Fair Value as Determined by Independent Appraisal:				
Common stock, United Security Bancshares, Inc.	34,720	486,080	8,517	383,265
Total investments at fair value		$ 1,057,811		$ 1,082,848

Investments (continued)

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) by ($8) and $15,556 in 1995 and 1994, respectively, as follows:

NET CHANGE IN FAIR VALUE

	Year Ended December 31, 1995	Year Ended December 31, 1994
Investments at Fair Value as Determined by Quoted Market Price:		
U.S. Government and Agencies	$ 7,957	($ 6,297)
Mutual funds	57,929	(57,056)
Investments at Fair Value as Determined by Independent Appraisal:		
Common stock, United Security Bancshares, Inc.	91,698	31,743
Net Change in Fair Value	$ 157,584	($ 31,610)

Related Party Transactions

United Security Bancshares, Inc., the Plan sponsor, is a bank holding company which controls United Security Bank.

At December 31, 1994, the Plan had funds totaling $29,183 deposited with United Security Bank.

During 1994, the Plan purchased 5,330 shares of Company stock at a cost of $218,198.

During 1995, the Plan purchased 1,024 shares of Company stock at a cost of $11,072.

Note Payable

In 1994, the Plan entered into a $215,000 loan agreement with a bank. The proceeds were used to purchase Company common stock. The loan bears interest at the New York Prime rate.

At December 31, 1994, the unpaid principal was $102,628, and 2,333 unallocated shares were held as collateral for the loan. The loan was paid in full during 1995.

SUPPLEMENTAL SCHEDULES

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1995

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Cost (d)	Current Value (e)
*	AmSouth Bank	4,238 AmSouth Equity Fund	$ 61,317	$ 71,753
*	United Security Bancshares, Inc.	34,720 shares United Security Bancshares, Inc.	339,960	486,080
	Federated Arms Fund	7,690 Federated Arms Fund	76,106	74,515
	First Community Bank	Certificate of deposit - 7% dtd. 6/2/95, due 6/2/00	100,000	100,000
	West Alabama Bank & Trust	Certificate of deposit - 7% dtd. 6/5/95, due 6/5/00	100,000	100,000
	Bank of Pine Hill	Certificate of deposit - 6.75% dtd. 6/7/95, due 6/7/00	103,432	103,432
*	AmSouth Bank	411,608 AmSouth Prime Obligation Fund	411,608	411,608
	U.S. Government Agency	45,369 Federal Nat'l Mtg. Assn. Remic series G 32 Class J 8.5% dtd. 10/01/91, due 12/25/19	45,426	45,940
	U.S. Government Agency	149,569 Federal Nat'l Mtg. Assn. Pool #320377F 6.50%, dtd. 9/01/95, due 9/01/02	148,541	151,156
	U.S. Government Agency	149,651 Govt Nat'l Mtg. Assn Pool #376510 7.00%, dtd. 5/01/94, due 5/15/24	147,360	151,519

* Denotes a party-in-interest

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1995
(continued)

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Cost (d)	Current Value (e)
	U.S. Government Agency	7,246 Gov't Nat'l Mtg. Assn. Pool #220905 9.00%, dtd. 1/1/88, due 1/15/18	$ 7,877	$ 7,709
	U.S. Government Agency	14,499 GNMA Pool #229245 9.50%, dtd. 8/1/87, due 8/15/17	14,551	15,619
	U.S. Government Agency	50,271 GNMA Pool #230006 9.50%, dtd. 8/1/87, due 8/15/17	52,724	53,520
			$ 1,608,902	$ $ 1,772,851

* Denotes a party-in-interest

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-d SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 1995

	Identity of Party Involved (a)	Description of Asset (b)	Purchase Price (c)	Selling Price (d)	Lease Rental (e)
*	First Alabama Bank	First Priority Fixed Income Fund	N/A	$ 603,235	N/A
*	AmSouth Bank	AmSouth Equity Fund	67,638	N/A	N/A
*	AmSouth Bank	AmSouth Equity Fund	N/A	6,723	N/A
	Federal National Mortgage Association	FNMA Pool #318453F, 6.5%, due 7/1/02	148,969	N/A	N/A
	Federal National Mortgage Association	FNMA Pool #318453F, 6.5%, due 7/1/02	N/A	431	N/A
	Gov't National Mortgage Association	GNMA Pool #376510, 7%, dtd. 5/1/94, due 5/15/24	150,657	N/A	N/A
	Gov't National Mortgage Association	GNMA Pool #376510, 7%, dtd. 5/1/94, due 5/15/24	N/A	3,349	N/A
	First Community Bank	Certificate of deposit - 7%, dtd. 6/2/95, due 6/2/00	100,000	N/A	N/A
	West Alabama Bank & Trust	Certificate of deposit - 7%, dtd. 6/5/95, due 6/5/00	100,000	N/A	N/A
	Bank of Pine Hill	Certificate of deposit - 6.75%, dtd. 6/7/95, due 6/7/00	100,000	N/A	N/A
*	AmSouth Bank	AmSouth Prime Obligation Fund	1,459,628	N/A	N/A
*	AmSouth Bank	AmSouth Prime Obligation Fund	N/A	1,048,020	N/A

* Denotes a party-in-interest

Expenses Incurred with Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or Loss (i)
N/A	N/A	$ 603,235	($ 7,432)
N/A	N/A	67,638	N/A
N/A	6,320	6,723	403
N/A	N/A	148,969	N/A
N/A	428	431	3
N/A	N/A	150,657	N/A
N/A	3,297	3,349	52
N/A	N/A	100,000	N/A
N/A	N/A	100,000	N/A
N/A	N/A	100,000	N/A
N/A	N/A	1,459,628	N/A
N/A	1,048,020	1,048,020	-0-

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2003.

Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions):

By: Larry M. Sellers

Larry M. Sellers
Vice President, Secretary and Treasurer of
United Security Bancshares, Inc.

Exhibit Index

Exhibit 23 Consent of Independent Accountants

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the registration statement of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) on Form S-8 (No. 333-27285) of our report dated October 1, 2003, relating to the financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), which appears in this Form 11-K.

Smith Dukes & Buckalew, L.L.P.

SMITH, DUKES & BUCKALEW, LLP

Mobile, Alabama
October 1, 2003